3/5

SI 10029080 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. O'Brien Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, Suite 900
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Anderson 312-373-5042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) IL (State) 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas J. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. O'Brien Securities, LLC, as of February 24, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Lucille M. Wirtz
Notary Public, State of Illinois
My Commission Exp. 08/10/2010

Lucille M. Wirtz
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Managing Member
R.J. O'Brien Securities, LLC:

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2010

R.J. O'BRIEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	8,759
Firm investments		115,000
Prepaid expense		10,737
Total assets	$	134,496

Liabilities and Member's Equity

Due to affiliates	$	13,520
Accounts payable and accrued expenses		16,000
Total liabilities		29,520
Member's equity		104,976
Total liabilities and member's equity	$	134,496

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Operations

Year ended December 31, 2009

Revenues:		
Interest	$	814
Miscellaneous income		1,996
Total revenues		2,810
Expenses:		
Legal and professional fees		41,475
Other operating expenses		15,522
Total expenses		56,997
Net loss	$	(54,187)

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

Balance at December 31, 2008	$	159,163
Net loss		(54,187)
Balance at December 31, 2009	$	104,976

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(54,187)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Firm investments		50,000
Prepaid expense		(8,058)
Due to affiliates		3,860
Accounts payable and accrued expenses		7,000
Net cash used in operating activities		(1,385)
Cash at beginning of year		10,144
Cash at end of year	$	8,759

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements.

(a) Organization

R.J. O'Brien Securities, LLC (the Company), a wholly owned subsidiary of RJO Holdings Corp. (the Parent), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was originally incorporated in February 2007 in the state of Illinois. In July 2007, it was reincorporated as an LLC in Delaware. Operations of the Company commenced on September 12, 2007. At commencement, the Company's primary business was to serve as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. As of December 31, 2009, the Company did not have any significant operations.

R.J. O'Brien Securities carries no margin accounts and does not hold funds or securities for customers.

(b) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

(c) Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of its Parent, which is a C Corporation.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2009.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Parties

At December 31, 2009, the Company had an amount due to R.J. O'Brien & Associates, LLC (an affiliate) of $13,520, which were primarily for certain shared expenses in accordance with an Expense Sharing

Agreement dated July 12, 2007. The Expense Sharing Agreement provides for R.J. O'Brien & Associates, LLC to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company will pay a monthly fee in an amount equal to the cost of the expenses incurred in connection with providing these services and are included in the statement of operations. As the Company has not fully begun operations, unallocated expenses in the agreement were not significant at December 31, 2009.

Expenses allocated to the Company from R.J. O'Brien & Associates, LLC and other affiliates:		
Occupancy	$	491
Compensation and benefits		6,539
Total	$	7,030

(3) Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2009, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. At December 31, 2009, the Company had net capital of $90,883, which was $85,883 in excess of its required net capital and its ratio of indebtedness to net capital was 0.32-to-1.

(4) Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(5) Firm Investments

At December 31, 2009, the Company's firm investments consist of one money market fund. Interest is accrued when earned. The fair value of the money market fund is calculated from market prices.

(6) Income Taxes

As the Company is organized as a limited liability company and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2009 would have been calculated at the federal effective tax rate of 35%. However, the Company had a net loss for the year and thus accrued no federal income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

(Continued)

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes. A disregarded entity does not report its deferred tax assets or liabilities on its financial statements. Rather, the Parent will report any related deferred tax items in its financial statements. If the Company was a stand-alone entity, as of December 31, 2009, the tax deferred asset would be $33,258 (net loss of $54,187 times the federal effective tax rate of 35% plus a deferred tax asset beginning balance of $14,293).

(7) Fair Value Measurement

At December 31, 2009, the Company's firm investments consist of one money market fund. The fair value of the money market fund is calculated from market prices and is considered a Level 1 security as defined under fair value measurements and disclosures in accordance with U.S. generally accepted accounting principles.

(8) Subsequent Events

The Company evaluated events and transactions through February 24, 2010, the date the financial statements were issued, noting no subsequent events requiring recording or disclosure in the financial statements or related notes to the financial statements.

R.J. O'BRIEN SECURITIES, LLC

Schedule of Computation of Net Capital

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Ownership equity	$	104,976
Deduct:		
Nonallowable assets		10,737
Haircuts on securities:		
Other securities		2,300
Undue concentration		1,056
Net capital		90,883
Required net capital		5,000
Excess net capital	$	85,883
Aggregate indebtedness	$	29,520
Ratio of aggregate indebtedness to net capital		32%
Reconciliation with company's computation in part II of Form X-17A-5:		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	94,239
Haircuts on securities		3,356
Net capital, per the preceding	$	90,883

See accompanying independent auditors' report.

Schedule 2

R.J. O'BRIEN SECURITIES, LLC

Computation for Determination of Reserve Requirement
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) or the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of distributing an affiliated commodity pool shares and does not hold customer funds or safekeep customer securities.

See accompanying independent auditors' report.

Report of Independent Registered Accounting Firm

The Managing Member
R.J. O'Brien Securities, LLC:

In planning and performing our audit of the financial statements of R.J. O'Brien Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2010

KPMG

R.J. O'BRIEN SECURITIES, LLC

Financial Statements and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)